  Exhibit 99.2

BAJA MINING CORP.

Management Discussion and Analysis

 QUARTERLY REPORT – June 30, 2008

This Management Discussion and Analysis (“MD&A”) of Baja Mining Corp. provides analysis of Baja Mining Corp.’s financial results for the quarter ended June 30, 2008. The following information should be read in conjunction with the accompanying interim unaudited consolidated financial statements, the notes to the unaudited consolidated financial statements, and the audited consolidated financial statements for the year ended December 31, 2007, all of which are available on the SEDAR website at www.sedar.com.  This MD&A is current as of August 13, 2008.

Nature of Business

Baja Mining Corp. (the “Company” or “Baja”) is engaged in the exploration and development of its mineral properties in Mexico, focusing on the financing and construction of its El Boleo copper-cobalt-zinc-manganese deposit (“Boleo Project” or “Boleo”) located at Santa Rosalia, Baja California Sur, Mexico. On June 30, 2008 the Company completed the sale of 30% of its subsidiary, Minera y Metalurgica del Boleo S.A. de C.V. (“MMB”), to a Korean Consortium (the “Consortium”). Baja and the Consortium’s key objectives for the Boleo Project are:

•

completing the senior and subordinated financing arrangements; and

•

completing the project engineering, procurement, and construction.

The Company owns its 70% interest in Boleo Project through its wholly owned subsidiary, Mintec Processing Ltd., which owns 100% of a Mexican subsidiary, Invebaja S.A. de C.V, which in turn owns 70% of the shares of MMB.

Overall Performance

Development Partner and Construction Financing

On April 17, 2008, the Company announced a new development partner and financing arrangements for the construction of its Boleo Project.  On June 30, 2008 the Company closed an agreement (the “Transaction”) with the Consortium in order to access the majority of the remaining funding for the Boleo Project, pursuant to which the Consortium acquired a 30% interest in the Project through the acquisition of a 30% interest in MMB. The Consortium is led by Korea Resources Corporation (“Kores”) and LS-Nikko Copper Inc. (“LS-Nikko”), and in addition, includes Hyundai Hysco Co. Ltd., SK Networks Co. Ltd. and Iljin Copper Foil Co. Ltd.

The lead members of the Consortium are, Kores, a state-owned corporation of the Government of the Republic of Korea, that has a mandate to pursue resource development opportunities to supply Korea’s expanding industrial economy and LS-Nikko, a significant refiner of copper (approximately 500,000 tonnes per year from copper concentrates) that is a Korean company controlled equally by the LG Group of Korea and Nippon Mining of Japan. Baja is very pleased to be working with such excellent partners who bring natural resources experience and additional financial strength to the Boleo Project.

In consideration for the acquisition of its interest, the Korean Consortium is:

➢

paying to Baja approximately US$103 million in cash, of which US$13 million will be deferred until a decision is made to produce manganese at Boleo;

➢

providing a US$50 million shareholder loan to MMB to fund part of Baja’s construction commitment for Boleo;

➢

procuring a US$60 million subordinated loan to MMB;

➢

contributing its 30% share of the remaining construction costs for Boleo after senior and subordinated debt financing;

➢

providing its share of Completion Guarantees in respect of Senior Debt Financing of US$665 million;

➢

acquiring a right to off take 30% of the Boleo production on commercial terms.

MMB has also received underwriting commitments from Bayerische Hypo-und Vereinsbank AG a member of UniCredit Group (“HVB”), and the Export Import Bank of Korea (“K-Exim”) to jointly underwrite and arrange a US$665 million senior debt package, consisting of a 17-year US$300 million project debt facility to be provided by K-Exim and a 12-year US$325 million project debt facility together with a US$40 million cost overrun facility to be provided by HVB. The senior debt package commitments have received all necessary credit approvals and are subject only to finalization of due diligence and other standard terms and conditions. These facilities replace the previous underwritten commitment for US$475 million received from HVB in September 2007.

In addition to normal conditions precedent for senior debt transactions of this nature, the senior debt transactions are subject to the negotiation and bank approval of the final debt terms and credit structure.

Further, MMB has received an underwritten commitment for up to US$60 million in subordinated debt for the Boleo Project from a Korean bank. The subordinated debt has received all necessary credit approvals and is subject only to the finalization of due diligence and other standard terms and conditions precedent.

 The Company and its Financial Advisor, Endeavour Financial International Corporation (“Endeavour”), continue to advance these final negotiations with a view to closing the senior and subordinate debt transactions as expeditiously as possible.

Capital Cost Update

The Company completed a Definitive Feasibility Study (“DFS”) on the Project in May 2007.  However, recognizing that there has been severe cost escalation in other recently announced projects, Baja elected to update the DFS capital cost estimate, with the assistance of the construction contractor, The Industrial Company (“TIC”), of Steamboat Springs, Colorado, and TIC’s wholly owned Mexican subsidiary, MexTICa.

Results of the cost review, announced on April 17, 2008, indicated that the capital cost of the project has increased to US$890 million (including contractor’s profit, which was not included in the initial estimate, as well as a 12% contingency). Working capital, financing costs and pre-production interest during construction are expected to add approximately US$101 million, for a total funding requirement of approximately US$991 million. The difference between the total funding required and funding arranged to date is anticipated to be provided in part from cash on hand, and the balance either by Baja and the Consortium’s equity contribution or a combination of equity and possible financing related to metal off-take contracts. Baja and Endeavour continue to hold discussions with various parties regarding the provision of this additional funding.

Orders for approximately 65% of the process equipment have been placed (representing approximately 25% of the construction cost of the project), primarily via 3 major packages: (1) the acid plant and cogeneration facility with SNC Lavalin-Fenco; (2) the front-end ore and limestone preparation circuits (crushing, grinding, and screening, as well as solid/liquid separation) with FL Smidth Minerals, Inc.; and (3) the solvent extraction and Electrowinning circuits with Bateman Litwin.

There is low risk on price escalation of these packages going forward. While the capital cost review is at a feasibility study level, it has the added advantage of the detailed review by the construction contractor.

The following table sets forth the Net Present Values (at an 8% discount rate and in millions of US Dollars) of the project (for a 100% interest, assuming all equity, and on an after tax basis). These figures are based on the revised capital costs announced on April 17, 2008 and the following sale prices: US$1,200 per tonne for zinc sulphate; the forward curve until 2013 for copper on the London Metal Exchange*; and thereafter dropping to the indicated copper prices in the table. All other inputs and assumptions have been taken from the DFS.

Cu Price ($/lb)
		$ 1.50	$ 2.00	$ 2.50	$ 3.00	$ 3.50	$ 4.00
Co Price $/lb	$ 15.00	$ 637	$ 890	$ 1,142	$ 1,394	$ 1,646	$ 1,898
	$ 25.00	$ 903	$ 1,155	$ 1,407	$ 1,659	$ 1,911	$ 2,163
	$ 35.00	$ 1,167	$ 1,419	$ 1,671	$ 1,923	$ 2,175	$ 2,437
	$ 45.00	$ 1,432	$ 1,684	$ 1,936	$ 2,198	$ 2,451	$ 2,704
	$ 55.00	$ 1,706	$ 1,959	$ 2,212	$ 2,465	$ 2,717	$ 2,970

* LME copper forward curve prices as of March 31 were:

2010-$3.44/lb; 2011-$3.27/lb; 2012-$3.13/lb

The Boleo Project

The Boleo Project is located on the east coast of Baja California Sur, Mexico, near the town of Santa Rosalia, some 900 kilometres south of San Diego.  The deposit contains seven mineralized seams, called “mantos”, stacked within a single formation, all dipping gently to the east towards the Sea of Cortez in a step-like fashion, due to post depositional faulting.

The Boleo Project consists of roughly 12,000 hectares of mineral concessions and 7,000 hectares of surface occupancy rights, each assembled as part of a contiguous titled block.  The project is located within the “buffer zone” of the El Vizcaino Biosphere, a Mexican National environmental reserve; and the required Environmental Impact Manifest (“EIM”) has been approved by Mexican authorities, allowing the project to be built and to be operated in the biosphere.

The Boleo Project is to be developed as a series of underground mines using conventional soft rock mining methods, along with small open-cut mines, feeding ore to a processing plant. This plant will utilize a two-stage leaching circuit, followed by solid/liquid separation and Solvent Extraction – Electrowinning to produce copper and cobalt as metal, zinc as zinc sulphate and, at some point, manganese as manganese carbonate.

Current development in the quarter ended June 30, 2008

Engineering Update

AMEC Americas Ltd. continued advancing the engineering on the project.  Earthwork and civil design drawings and specifications were issued, allowing bidding to advance for the project earthworks and civil works.  Design and purchase specifications were prepared for the majority of the unawarded equipment, and procurement effort proceeded toward awarding this equipment. Additional orders have been placed for mining equipment, a desalinization plant, sewage treatment plant and initial fleet of construction equipment. Engineering and procurement staffing has been built up during the quarter to support this level of work.  This build up of personnel will continue during the next quarter - peaking at well over 150 people.

Construction Update

The Company has its own internal project management team and has continued to add additional seasoned veterans from the industry.  This team will monitor all activities for the Company. The Industrial Company (“TIC”), of Steamboat Springs, Colorado is engaged as the general contractor at site. Work continues at site with the installation of the construction camp and associated infrastructure, construction offices and warehouses/lay down areas, and improvements to project wide site access. Potential earthworks and dock contractors have been issued bid drawings and specifications, and they have attended site information meetings and are actively preparing bids for this work to be awarded during the next quarter.

Financing Update

The Company and Endeavour are working on a complete financing package to fully fund the capital cost budget of approximately US$991 million for the Boleo Project including:

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closing of the announced credit approved Senior and subordinated debt;

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completing off take arrangements; and if required;

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arranging equity funding.

Permitting Update

The environmental EIM permit for the construction dock was approved. The permit to construct the dock has been submitted. Work is proceeding on the Stream Bed Occupation and Power Generation permits.

Results of Operations

Comparison of six months ending June 30, 2008 to June 30, 2007

Operations

With the published economic and technical results of the DFS on May 29, 2007 the Company moved into the development stage on June 1, 2007.  At June 30, 2008, $50,892,829 in development costs were capitalized, as compared to $459,767 at June 30, 2007.  Additionally, the disposition of 30% of the Company’s subsidiary MMB has resulted in a funding liability that will be required to be settled with the next $67,227,600 of project costs as we reduce these liabilities. The Company currently has no revenue generating activities other than interest income.

Expenses

For the six month period ended June 30, 2008, the Company recorded a loss of $1,544,880 ($9,375,617 in 2007), or a loss per share of $0.01 (loss of $0.09 per share in 2007). The significant reduction in losses results from the capitalization for accounting purposes of development costs since the completion of the DFS.  Significant variances are outlined as follows:

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General and administration: $640,672 ($439,966 in 2007) – the increase is the result of rising office and travel expenses as the Project grows in levels of personnel as well as complexity;

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Professional and consulting fees: $289,944 ($235,075 in 2007) – the increase relates to significant professional, legal and tax costs from a corporate reorganization in Mexico plus the general growth in operational complexity;

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Research: $11,951 ($NIL in 2007) – This evaluation and research relates entirely to manganese;

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Shareholder information: $392,864 ($549,915 in 2007) – the decrease is due to lower costs for investor relations activities in the first quarter of 2008 and the fact that there was no initial TSX filing fee as in 2007;

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Stock based compensation: $172,061 ($481,853 in 2007) – March 31, 2007 was the last quarter in which all options vested immediately. Beginning in May 2007, vesting occurs every six months over a 2 year period.  This policy has significantly decreased the option expense in a given quarter. The stock option expense has been allocated between administrative and development activities based upon the activities each individual performed for the Company; and

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Wages and subcontractors: $558,190 ($396,809 in 2007) – additional key personnel and new staff continue to be added in numerous additional administrative positions, and the Company anticipates further staff increases as it moves into its construction phase.

Other items

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Gain on sale of property, plant and equipment: $306,882 ($NIL in 2007) – the Company sold older mining equipment used in the test mine for a significant gain and used the proceeds to purchase used mining equipment; and

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Interest income: $434,073 ($113,714 in 2007) – the increase is the result of the Company raising $45 million in September and October 2007 and the interest earned from investment of this capital.   Short term deposits amounted to $1,920,893 at June 30, 2008. The Company has not invested in any asset backed securities.

The Company expects expenditure levels during the remainder of the fiscal year 2008 to grow as the Company continues to build its organization.  The Company has closed the Transaction with its development partners, and is targeting the third quarter to complete the remaining finance requirements of the Boleo Project. Although the Company is optimistic about completing the project financing, Baja has not closed any of the debt financings set out in the written commitments or undertakings at the time of filing, and there is no guarantee that the Company will be able to secure any additional financing. The outcome of the various project financing negotiations will dictate the expenditure levels as the Company continues its development and construction during 2008.

Comparison of three months ending June 30, 2008 to June 30, 2007

For the three month period ended June 30, 2008, the Company recorded a loss of $1,173,589 ($3,798,604 in 2007), or a loss per share of $0.01 (loss of $0.03 per share in 2007). The significant reduction in losses results from the capitalization for accounting purposes of development costs since the completion of the DFS.  Significant variances are outlined as follows:

•

General and administration: $350,105 ($236,888 in 2007) – the continued increase is the result of rising office and travel expenses as the Project grows in levels of personnel as well as complexity;

•

Research: $11,951 ($NIL in 2007) – This evaluation and research relates entirely to manganese;

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Shareholder information: $246,984 ($187,487 in 2007) – the increase in the quarter was due to additional expenses related to the new podcasts and the AGM in the second quarter - both designed to provide additional information to investors;

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Stock based compensation: $133,297 ($194,551 in 2007) – beginning in May 2007, vesting of stock options occurs every six months over a 2 year period.  The stock option expense has been allocated between administrative and development activities based upon the activities each individual performed for the Company; and

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Wages and subcontractors: $338,479 ($209,527 in 2007) – additional key personnel and new staff continue to be added in numerous additional administrative positions and the Company anticipates further staff increases as it moves into its construction phase.

Other items

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Interest income: $143,084 ($29,681 in 2007) – the increase is the result of the Company raising $45 million in September and October 2007 and the interest earned from investment of this capital.

Summary of Quarterly Information

The following quarterly financial data for the eight most recently completed quarters is presented in Canadian dollars, and has been prepared in accordance with Canadian generally accepted accounting principles.

Q3 Sep 30, 2006	Q4 Dec 31, 2006	Q1 Mar 31, 2007	Q2 Jun 30, 2007	Q3 Sep 30, 2007	Q4 Dec 31, 2007	Q1 Mar 31, 2008	Q2 Jun 30, 2008

Total Revenues	$-	$-	$-	$-	$-	$-	$-	$-
Loss for the period	$(7,325,621)	$(5,639,039)	$(5,577,013)	(3,798,604)	(1,396,053)	$(339,681)	$(371,291)	$(1,173,589)
Basic and diluted loss per share for the period	$(0.07)	$(0.06)	$(0.05)	$(0.03)	$(0.01)	$(0.00)	$(0.00)	$(0.01)

The significant decrease in loss per quarters are the direct result of the completion of the DFS on May 29, 2007 and the capitalization of development costs, effective June 1, 2007.

Liquidity

The Company’s mineral exploration activities have provided the Company with no source of income and a history of losses, working capital deficiencies and deficit positions.  However, given the nature of the business, the results of operations as reflected in the losses and losses per share do not provide meaningful interpretation of the Company’s non-financial performance and valuation.

The Company’s working capital as at June 30, 2008 was $24,578,698 compared with working capital of $31,741,926 as at December 31, 2007, a decrease of $7,163,228 which resulted from continued funding of project costs and the closing of the sale of 30% of MMB.

During the period ended June 30, 2008 the Company raised $2,539,274 (2007 - $3,466,975) through the exercise of warrants and options. The Company spent $1,607,746 (2007 - $7,308,300) in operations, with the decrease from 2007 due to the completion of the DFS in 2007 and the subsequent capitalization of development costs. In 2008, the Company also disposed of $350,383 (2007 - $NIL) and purchased an additional $571,789 (2007 - $928,507) in property, plant and equipment (2007 purchased generator sets for the project) and spent $28,498,510 (2007 - $186,037) on mineral properties and related development costs.

The Company’s combined cash and term deposit position as at June 30, 2008 was $2,539,188 compared with $33,226,648 as of December 31, 2007. The decrease was due to expenditures on capitalized mineral property costs. The Company has $71,962,287 (2007 - $2,691,712) of current liabilities, with the large increase resulting from a funding obligation to the Boleo Project from the proceeds received from the Consortium on the sale of 30% of MMB.

The current obligations of the Company are expected to be funded through the proceeds receivable and existing cash and term deposits.

Establishment of Trust Fund for Conservation

In 2007, the Company reached an agreement with the Commission of Natural Protected Areas (CONANP), Bank Monex, and Ecobanca, a Mexican non-profit organization, to establish a trust fund to support environmental conservation measures within the El Vizcaino Biosphere. The Company’s  Boleo Project is located within the "Buffer Zone" of this Biosphere. The first cash payment to the fund was US$100,000, issued on January 31, 2007.  Additionally, the fund was issued three Special Warrants for an aggregate of 180,000 Common Shares of the Company. These Special Warrants will mature in each of February, 2009, 2010 and 2011, respectively. Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 Common Shares of the Company. In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of USD$5.555 per underlying Common Share at any time within 30 days of the Maturity Date of each such Special Warrant.  This repurchase option represents a liability of USD$999,900 (or a discounted liability of CDN$832,849 at the present time) if the share price has not reached USD$5.555 and the holder exercises the repurchase option. The Special Warrants contain provisions for cancellation prior to a maturity date if development of the Boleo Project does not proceed. If cancellation occurs after any of the maturity dates, any matured or exercised certificates are considered a final contribution to the trust fund.

Commitments

As at June 30, 2008, the Corporation had the following known contractual obligations:

Contractual Obligations	Payments due by period Canadian dollars
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations [1]	$243,000	$104,000	$139,000	$Nil	$Nil
Contract obligations[2,3]	$2,385,000	$1,666,000	$719,000	$Nil	$Nil
Purchase obligations[4]	$55,114,000	$35,114,000	$20,000,000	$Nil	$Nil
Other long term liabilities[5]	$999,900	$333,300	$666,600	$Nil	$Nil
Total	$58,741,900	$37,217,300	$21,524,600	$Nil	$Nil

1

During 2005, the Company entered into a sub-lease agreement, expiring in September 2010, on its head office lease at an annual rental of $74,250. During 2006, the Company entered into a further sub-lease with its existing landlord for additional head office lease space at an annual triple net rental of $29,051.  The Company has also committed to two operating leases for office space in Mexico City, both on a month to month basis.  The combined monthly lease is 16,800 Pesos (CDN$1,500).

2

The Company has entered into numerous contracts regarding development of the Boleo Project. Total contractual values entered into at June 30, 2008 were estimated to be $1.1 million.  The amounts paid or accrued on those contracts was $0.1 million, for a remaining commitment of $1.0 million.

3

The Company has entered several management consulting agreements with companies whose directors or officers are in common with the Company, that contain future commitments for 2008 to 2010 aggregating $1.3 million.

4

The Company has entered into numerous contracts regarding equipment purchases for the Boleo Project. Total contractual values entered into at June 30, 2008 were estimated to be $68.3 million.  The amounts paid or accrued on those contracts were $13.1 million, for a remaining commitment of $55.2 million.

5

On January 9, 2007 the Company issued three Special Warrants for an aggregate of 180,000 Common Shares of the Company. The Special Warrants will mature in each of February, 2009, 2010 and 2011, respectively. Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 Common Shares of the Company. In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of USD$5.555 (total US$999,900) per underlying Common Share at any time within 30 days of the Maturity Date of each such Special Warrant..

Capital Resources

The Company’s primary capital asset is the Boleo Project, which is discussed in detail in the section, entitled ‘Overall Performance’.  As a result of the completion of the sale of 30% of MMB to the Consortium the Company has access to over $96 million in current assets which includes over $91 million in proceeds receivable (received July 9, 2008).  The current assets also include, deposits, value added tax refunds and existing cash and short term deposits to fund its share of the project expenses.

The Company will require additional capital to fund the business activities during the next twelve months, as it is moving into the construction phase of the Boleo Project in the third quarter of 2008. The Company has no revenue from operations except interest income and does not expect to generate any revenue from operations until completion of construction and commencement of operations. The Company expects to raise the required construction capital of US$991 million through its development partnership and anticipated senior and subordinate debt and equity financing. Baja has signed a development partnership agreement for US$294 in cash and project funding, has secured an underwritten commitment for US$665 million of senior debt financing with HVB and K-Exim, secured an underwritten commitment for US$60 million of subordinated debt financing with a Korean bank and a US$64 million lease facility from Cat Financial (Zurich).

The current cash and receivable reserves are to be used for both project expenses and administrative expenses.  As administrative expenses are much lower we expect that there is adequate funds to cover all administrative costs for the next twelve months, but in addition to using the existing funds the Company will require additional funds for the project capital costs. Capital costs to develop the Boleo Project for the production of copper, cobalt and zinc sulphate (but not manganese) have been updated on April 17, 2008 based on the May 29, 2007 published DFS.  The total project cost is now estimated to be US$991 million.

In addition to the construction costs of the Boleo Project, outlined above, the Company anticipates or has committed to the following additional expenditures over the next 12 months:

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Permitting activities on the Boleo Project of approximately $500,000;

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Wages, management fees and subcontracts of approximately $5,000,000;

•

General and administrative expenses, including travel, legal, accounting and finance costs of approximately $4,200,000.

The Company historically has relied upon equity subscriptions to satisfy its capital requirements.  Although the Company secured an underwritten commitment, in the short term it will continue to depend upon equity capital to finance its business activities.  Despite the fact that management has successfully raised significant amounts of capital in the past, there are no assurances that future capital requirements will be met by this means of financing, as inherent risks are attached therein, including commodity prices, financial market conditions, and general economic factors. Management continues with its efforts to secure additional financing for the Company.

Environmental Action Plan

The Company currently is a single purpose company, that purpose being the development and operation of the Boleo Project, Baja California Sur, Mexico.  The Boleo Project is an historic mine in Mexico and the project site has numerous mine workings including building foundations, underground portals, shafts and open pits.  There is also the remnants of a former leach precipitation plant (the “LPF Plant”), where the Mexican mining agency “Fomento Minero” attempted to use a sulphuric acid leach process in the late 1950’s and early 1960’s to recover copper.  In addition, there is a small (2 million tonnes) tailings dam from the LPF Plant and the skeleton of the original smelter, built in 1920’s to process run-of-mine ore by the French “Compagnie de Boleo”.  None of the LPF Plant, LPF tailings dam or the former smelter are on land owned or controlled by the Company, nor does the Company have any environmental responsibility or liability with respect to these sites.

The majority of the Boleo Project is located in the buffer zone of El Vizcaino Biosphere and, as discussed above and in Note 7 to the Company’s interim financial statements for the quarter ended June 30, 2008, the Company has established a compensation arrangement with the Mexican Commission for Natural Protected Areas; under which it has deposited US$100,000 into a Compensation fund, as well as three special warrants totalling US$1.1 million to partially fund the remedial work within El Vizcaino.  This fund may be used in other areas of the Biosphere and not necessarily at the mine site where remediation will be part of the mines normal reclamation program.

Early work by the Company, prior to commencing construction activities, has included remediation of the existing uncontrolled landfill (garbage dump) utilized by the town to dispose of both community trash as well as waste from the local squid packing plants.  Reclamation has been carried out under the Company’s control and at its expense, with the cooperation of local and state authorities and with the guidance of the Company’s environmental consultants. A temporary disposal facility has been developed, pending construction of a more permanent facility (on land to the north of the project owned by the Company), which will be donated to the community.  The cost of remediation to date has been approximately $165,000 and is included as part of preliminary costs leading to construction

The mine, mill and tailings facilities will disturb approximately 568 hectares of land during the first six years and more than 700 hectares over its initial 25 year mine life. A mine closure and reclamation plan has been prepared and submitted to SEMARNAT, the Mexican Federal Environmental Agency.  The total cost of reclamation and closure costs over the life of mine are currently estimated to be US$35 million on an undiscounted amount. No financial reserve has yet been established in the Company’s financial statements for reclamation. It is anticipated that a sinking fund will be established, once production commences to provide a fund for reclamation.

The Company will, over the life of the Boleo Project, close approximately 33 mine portals.  As portals are closed, in accordance with mine plans, the affected area will be remediated.  Remedial costs for each portal site are currently estimated to be US$10,000.  Considering the annual projected operating budget (once full operation is achieved in 2010-2011) is of the order of US$100 million per year, the cost of remediation is not considered material.  Annual environmental monitoring costs are currently approximately US$12,000 and, as operations commence will increase to approximately US$25,000/year.  Again, in relation to the annual operating budget, this number is not considered material.

An area of potential concern would be an unanticipated event, such as a dramatic decline in metal prices, or technical failure of the process metallurgy that requires early complete closure in contrast to a temporary closure of the mine.  The expected cost of reclamation from an early closure (assuming a decision were to be made to permanently close the mine) is estimated at between $10 million and $15 million, depending on the amount of surface disturbance at the time and the cost of remediation of the plant site.  In these circumstances, it is expected that the salvage value of the plant and equipment would adequately cover reclamation costs if the Company did not otherwise have available funds.

As part of the Company’s Environmental Impact Manifest approval, the Company was required to identify local flora and fauna species that would be affected by its operation and to preserve such species by relocation, or in the case of diseased flora, by taking genetic cuttings for re-growth of healthy species. The phase 1 removal and relocation program in the landfill and plant site areas has now been completed at an approximate cost of US$135,000.

The Company has demonstrated its commitment to environmental matters and will conduct continuous monitoring programs over the life-of-mine at an anticipated annual cost of US$25,000.

Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangement such as guarantee contracts, contingent interests in assets transferred to an entity, derivative instruments obligations and any obligations that trigger financing, liquidity, market or credit risk to the Company.

Transactions with Related Parties

During the quarter ended June 30, 2008 the Company paid $376,056 ($330,530 in 2007) in management and Directors fees to directors and officers of the Company, and to companies controlled by officers and directors of the Company.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the fair value consideration established and agreed to by the related parties.

Financial instruments

The carrying value of the Company’s financial instruments, which consist of cash and cash equivalents, short-term deposits, accounts receivable, proceeds receivable, accounts payable and accrued liabilities, special warrant liabilities and mineral property funding obligations are recorded at their fair values.  The Company has no concentration of credit risk.

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company does not enter into foreign currency contracts to hedge its risk against foreign currency fluctuations.

Share Capital information

As at the date of this report, the Company had an unlimited amount of common shares authorized for issuance, with 143,064,337 issued and outstanding.  The Company also had 12,825,000 outstanding stock options and 30,997,993 outstanding warrants available to be exercised.

Between June 30, 2008 and the date of filing, the Company granted 2,350,000 additional stock options at an exercise price of $1.32 per share and 75,000 options were exercised for gross proceeds of $26,250.

Between June 30, 2008 and the date of filing no warrants were issued or exercised.

Critical Accounting Estimates

These financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business.

Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results may differ from these estimates. Significant estimates critical to the Company include the recoverable amount of resources in mineral properties, foreign currency translations, provision for reclamation costs and stock based compensation.

Resource interests

The Company is in the process of developing its mineral properties and has capitalized the acquisition costs for its property rights, mining concessions and development costs. The Company has adopted the policy of expensing mineral exploration costs incurred prior to the completion of an economic feasibility study. As at June 1, 2007, following the announced DFS results, the Company began capitalizing development costs.

Capitalized costs for a producing mine are amortized on a unit-of-production method based on the estimated life of ore reserves, while capitalized costs for prospects abandoned or impaired are written off.

Management reviews and evaluates the carrying value of its mineral properties for impairment when events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. If the total estimated future operating cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value, which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value.

Ownership in mineral properties involves certain inherent risks due to the difficulties of determining and obtaining clear title to claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties. The Company has investigated ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Foreign currency

Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into Canadian dollars using the temporal method. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the balance sheet. Non-monetary assets, liabilities and other items are translated at historical rates. Revenue and expenses are translated at average rates of exchange prevailing during the year. Exchange gains or losses arising from these translations are included in income of the year.

Asset retirement and reclamation costs

The Company recognizes a liability for legal obligations relating to the retirement of property, plant and equipment, and obligations arising from the acquisition, construction, development, or normal operation of those assets.  Such asset retirement costs are recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which the liability is incurred.  A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset.  Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed.  The amount of the liability is subject to re-measurement at each reporting period.  The estimates are based principally on legal and regulatory requirements.  It is possible that the Company’s estimate of its ultimate reclamation liabilities could change as a result of changes in contractual requirements, laws or regulations, the extent of environmental remediation required or completed, the means of reclamation or changes in cost estimates.  Changes in estimates are accounted for prospectively, commencing in the period the estimate is revised.  As at June 30, 2008, the Company does not have any significant asset retirement obligations.

Stock based compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair-value-based method. Compensation costs attributable to share options granted are measured at the fair value at the grant date and charged to operations or are deferred over the vesting period, depending upon the employment position of the grantee.  The increase in contributed surplus as a result of each grant is transferred to share capital, along with the consideration paid by the option holder, at the time options are exercised, which is recorded as an increase to share capital.

Accounting Changes –current year

Effective January 1, 2008, The Company has adopted four new accounting standards relating to the recognition, measurement, disclosure and presentation of financial instruments. The new standards comprise four handbook sections:

Capital disclosures and financial instruments – disclosures and presentation

In December, 2006, the CICA issued three new accounting standards: Handbook Section 1535, “Capital Disclosures”, Handbook Section 3862, “Financial Instruments – Disclosures”, and Handbook Section 3863, “Financial Instruments – Presentation”.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing disclosure requirements, and carrying forward unchanged the presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how a company manages those risks.

General standards on financial statement presentation

CICA Handbook Section 1400, “General Standards on Financial Statement Presentation”, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The changes are effective for interim and annual financial statements beginning on or after January 1, 2008. The Company does not expect the adoption of these changes to have an impact on its consolidated financial statements.

Disclosure Controls and Procedures

The Company has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related financial statements was properly recorded, processed, summarized and reported to the Company’s Board and Audit Committee.  The Chief Executive Officer (CEO) and Chief Financial Officer (CFO) of the Company conducted an evaluation of the disclosure controls and procedures as required under U.S Securities and Exchange Commission and Canadian Securities Administration regulations, as at December 31, 2007.  Based on the evaluation, the Company’s CEO and CFO concluded that the disclosure controls and procedures were effective to a reasonable assurance standard to ensure that information required to be disclosed by the Company in reports that it files or submits under U.S and Canadian securities legislation was disclosed.

It should be noted that while the Company’s CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls over Financial Reporting

The CEO and CFO of the Company acknowledge that they are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

No additional changes to the internal controls were introduced during the most recent interim period ending June 30, 2008.

Based upon the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework, management including the CEO and CFO, has evaluated the effectiveness of the Company’s internal controls over financial reporting.  Based upon this assessment, management has concluded that as at December 31, 2007, the Company’s internal control over financial reporting was effective.

The internal controls over financial reporting were designed to ensure that testing and reliance could be achieved. Management and the Board of Directors work to mitigate the risk of a material misstatement in financial reporting; however, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement.

Risk Factors

Readers should carefully consider the risks and uncertainties described below before deciding whether to invest in shares of the common stock of Baja.

Mineral exploration and development involves a high degree of risk since few properties are developed into producing mines. There is no assurance that the Company’s mineral exploration and development activities will result in the discovery of resources that would be economical for commercial production. The commercial viability of the mineral deposits is dependent upon a number of factors which are beyond the Company’s control. Some of these factors are attributable to commodity prices, government policy and regulation and environmental protection.

The calculation of reserves involves a degree of uncertainty. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that the level of resources will be realized. In addition, declines in the market prices for copper, zinc and cobalt may adversely affect the economics of a reserve and may require the Company to reduce its estimates.

The market prices for copper and other metals are volatile and cannot be controlled. There is no assurance that if commercial quantities of copper and other metals are discovered, a profitable market may continue to exist for a production decision to be made or for the ultimate sale of the metals.  As the Company is not currently in production, no sensitivity analysis for price changes has been provided or carried out.

Outlook

Baja is focused on its two key objectives in the third quarter of 2008. The development team moved into construction in the third quarter of 2008. The Company continues to use its best efforts to fast-track project development, with the objective of achieving production in 2010. In addition, the Company continues all discussions with development partners and off-take parties; including discussion of possible subordinate debt financing to minimize equity financing requirements.

Caution on Forward-Looking Information

The Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in Baja’s operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements are set forth principally under the heading “Outlook” and elsewhere in the Management’s Discussion and Analysis and may include statements regarding exploration results, mineral resource estimates, capital expenditures, timelines, strategic plans, market prices of base metals or other statements that are not statements of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of Baja may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. Baja’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made.

For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from Baja’s expectations include uncertainties involved in fluctuations in  copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results, and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and local groups in the exploration and development of the Boleo  Project, and the issuance of required permits; the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in the construction project and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Baja’s Annual Information Form for the year ended December 31, 2007, filed with the Canadian securities regulatory authorities, Baja’s annual report on Form 40-F filed with the United States Securities and Exchange Commission, and other information released by Baja and filed with the appropriate regulatory agencies.

Cautionary Note Concerning Reserve and Resource Estimates

This Management’s Discussion and Analysis and other information released by Baja Mining uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources and have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this disclosure or released by Baja Mining in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC, and reserves reported by Baja Mining are in compliance with NI 43-101 and also qualify as reserves under the SEC’s standards.